SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Blackboard, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

091935 50 2 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ICG Holdings, Inc. 51-0396570
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 3,039,161 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 3,039,161

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,039,161
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Internet Capital Group, Inc. 23-2996071
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 3,039,161 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 3,039,161

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,039,161
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1	(a).	Name of Issuer: Blackboard, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 1899 L Street, NW, 5th Floor Washington, DC 20036

Item 2	(a).	Name of Person Filing: (1) ICG Holdings, Inc. (2) Internet Capital Group, Inc.

Item 2	(b).	Address of Principal Business Office or, if none, Residence: (1) 100 Lake Drive, Suite 4 Pencader Business Center Newark, DE 19702 (2) 690 Lee Road, Suite 310 Wayne, PA 19087

Item 2	(c).	Citizenship: (1) Delaware (2) Delaware

Item 2	(d).	Title of Class of Securities: Common Stock

Item 2	(e).	CUSIP Number: 091935 50 2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 3,039,161

	(b)	Percent of class: 11.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 3,039,161

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 3,039,161

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.

Identification and Classification of Members of the Group.

This is a joint filing pursuant to Rule 13d-1(k)(1). Attached as Exhibit 1 is the Joint Filing Agreement between Internet Capital Group, Inc. and ICG Holdings, Inc.

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications. Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

ICG HOLDINGS, INC.

	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
Dated: February 9, 2005	Title:	Vice President

INTERNET CAPITAL GROUP, INC.

	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
Dated: February 9, 2005	Title:	Managing Director, General Counsel & Secretary

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree that the Schedule 13G filed herewith (and any amendments thereto) relating to the Common Stock of Blackboard, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended.

ICG HOLDINGS, INC.

	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
Dated: February 9, 2005	Title:	Vice President

INTERNET CAPITAL GROUP, INC.

	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
Dated: February 9, 2005	Title:	Managing Director, General Counsel & Secretary